

March 9, 2012

Via E-mail
Ryan Schadel
President
Labor Smart, Inc.
375 Pine Bluff Drive
Dallas, Georgia 30157

> **Re:** **Labor Smart, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 2, 2012**
> **File No. 333-177200**

Dear Mr. Schadel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering for resale 1,045,000 shares of common stock held by 34 selling securityholders, which constitutes all your outstanding shareholders held by non-affiliates. Based on the large percentage of non-affiliate shares being registered and the minimal price paid for the shares (including the purchase of 200,000 shares for $0.0025), it appears that you are conducting an indirect primary offering in which the selling securityholders are acting as conduits for the company to create a trading market in the company's securities. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the offering to assign a price for the duration of the offering. Alternatively, revise your offering to be more consistent with a bona fide secondary offering.

Company Business Overview, page 5

2.   Please disclose your source of revenues in the third paragraph on page 5 as well as in Management's Discussion and Analysis.

Financial Statements

3.   Please note that smaller reporting companies are required to provide two fiscal years of audited financial statements. Refer to Rule 8-02 of Regulation S-X. Since your date of inception was May 31, 2011, you do not need to provide June 30, 2011 audited financials or unaudited interim period financials ending prior to December 31, 2011. Please revise your filing to remove the additional periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director